UNITED STATES OF AMERICA

                   NUCLEAR REGULATORY COMMISSION

In the Matter of                         )
                                         )
SAN DIEGO GAS AND ELECTRIC COMPANY       )    Docket Nos. 50-206,
50-361
                                         )    and 50-362
(San Onofre Nuclear Generating Station,  )
Units 1, 2 and 3)                        )

     ORDER APPROVING APPLICATION REGARDING THE CORPORATE
RESTRUCTURING OF ENOVA CORPORTION, PARENT OF SAN DIEGO GAS AND
ELECTRIC COMPANY, BY ESTABISHMENT OF A HOLDING COMPANY WITH
PACIFIC ENTERPRISES

                           I.

          San Diego Gas and Electric Company (SDG&E) is a co-owner of San Onofre Nuclear Generating Station (SONGS), Units 1, 2 and 3, along with Southern California Edison (SCE), The City of Riverside, California (Riverside), and The City of Anaheim, California (Anaheim). SDG&E, SCE, Riverside and Anaheim are co-holders of Possession Only License No. DPR-13, and Facility Operating License Nos. NPF-10, and NPF-15, issued by the U.S. Nuclear Regulatory Commission (the Commission) pursuant to Part 50 of Title 10 of the Code of Federal Regulations (10 CFR Part 50) on October 23, 1992, February 16, 1982, and November 15, 1982, respectively. Under these licenses, SDG&E, SCE, Riverside, and Anaheim have the authority to posses the San Onofre Nuclear Generating Station. Units 1, 2 and 3, while SCE is authorized to oeprate Units 2 and 3. SONGS is located in San Diego County, California.
                          II.
          By letter dated December 2, 1996, SDG&E, through its counsel Richard A. Meserve of Covington & Burling, informed the Commission that its parent company, Enova Corporation, was engaging in a corporate restructuring plan with Pacific Enterprises that will result in the creation of a holding company under the name Mineral Energy Company of which Enova and Pacific Enterprises would becom subsidiaries. SDG&E would continue to be a subsidiary of Enova. Under the restructuring, there will be no change in the capital structure of SDG&E. SDG&E will

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continue to hold the SONGS licenses to the same extent as
presently held: there will be no direct transfer of the SONGS licenses. The December 2, 1996, letter requested the Commission's approval pursuant to 10 CFR 50.80. to the extent necessary, in connection with the proposed restructuring. Notice of this request for approval was published in the FEDERAL REGISTER on July 1, 1997 (62 FR 35532).
          Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the letter of December 2, 1996, and other information before the Commission, the NRC staff has determined that the restructuring of Enova, parent company of SDG&E, will not affect the qualifications of SDG&E as co-holder of the licenses, and that the transfer of control of the licenses for SONGS, to the extent effected by the restructuring of Enova, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a Safety Evaluation dated August 29, 1997.
                           III.
          Accordingly, pursuant to Sections 161b, 161I, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC Sections 2201(b), 2201(1), 2201(o), and 2234, and 10 CFR 50.80. IT IS
HEREBY ORDERED that the Commission approves the application concerning the proposed restructuring of Enova, parent company of SDG&E, subject to the following conditions: (1) SDG&E shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from SDG&E to its parent or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of

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SDG&E's consolidated net utility plant, as recorded on SDG&E's books of account: and (2) should the restructuring of Enova as described herein not be completed by August 31, 1998, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.
          This Order is effective upon issuance.
                            IV.
          By September   , 1997, any person adversely affected by
this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).
          If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.
          The issue to be considered at any such hearing shall be whether this Order should be sustained.
          Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, D.C. 20555, Attention: Rulemaking and Adjudications Staff, or may be delivered to the Commission's Public Document Room, the Gelman Building, 2120 L Street, N.W., Washington, D.C. by the above date. Copies should be also sent to the Office of the General Counsel, and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, D.C. 20555, and to Richard A. Meserve, Covington & Burling, 1201 Pennsylvania Avenue, N.W., Post Office Box 7566, Washington, D.C. 20044-7566, attorney for SDG&E.
          For further details with respect to this action, see the December 2, 1995 letter application, which is available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, N.W., Washington, D.C., and at the local

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public document room located at the Main Library, University of
California, Irvine, California 92718.

                         FOR THE NUCLEAR REGULATORY COMMISSION



                         Samuel J. Collins, Director
                         Office of Nuclear Reactor Regulation

Dated at Rockville, Maryland,
This 29th day of August 1997

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SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION
          PROPOSED RESTRUCTURING OF PARENT OF
          SAN DIEGO GAS AND ELECTRIC COMPANY
SAN ONOFRE NUCLEAR GENERATING STATION, UNITS 1, 2, AND 3
       DOCKET NOS. 50-206, 50-361, AND 50-362

1.0	BACKGROUND

San Diego Gas and Electric Company (SDG&E) is a 20-percent possession only co-owner of San Onofre Generating Station (SONGS). Units 1, 2 and 3 (Possession Only License DPR-13, and Operating License Nos. NPF-10 and NPF-15, respectively). The remainder of the ownership is held by Southern California Edison Company (the sole authorized operator), the City of Anaheim, California and the City of Riverside California. SDG&E is a wholly-owned subsidiary of Enova Corporation (Enova), which is proposing to restructure itself by combining with Pacific Enterprises (Pacific), a holding company engaged in supplying natural gas throughout most of southern and central California through its wholly-owned subsidiary, Southern California Gas Company. Enova and Pacific propose to combine to form a new holding company. Mineral Energy Company which, after subsequent intervening transactions to effectuate the combination, will become the parent company of both Enova and Pacific. As a result of the merger, SDG&E will become a second-tier subsidiary of Mineral Energy Company through its parent company, Enova, but will remain an "electric utility" pursuant to 10 CFR 50.2, and will also continue to be a 20 percent owner of the SONGS units. No direct transfer of the operating licenses or ownership interests will result from the proposed restructuring.

According to SDG&E's application to the Nuclear Regulatory
Commission (NRC) dated December 2, 1996:

     Pacific and Enova view the combination of the two companies as a natural outgrowth of the utility deregulation and restructuring that is reshaping energy markets in California and throughout the nation. The combination joins two companies with highly complementary operations that are geographically contiguous. The combination is expected to provide substantial strategic, financial, and other benefits. These benefits include a greater capacity to compete effectively in a changing regulatory environment. .
     . .   an ability to consolidate corporate and administrative
     functions, [and] the capacity to draw on a large and more
     diverse pool of management. . . .  (Application dated
     December 2, 1996, p. 3)

Under 10 CFR 50.80, "No license for a production or utilization facility or any right thereunder, shall be transferred, assigned, or in any manner disposed of, either voluntarily or involuntarily, directly or indirectly through transfer of control of the license to any person, unless the Commission shall give its consent in writing." (emphasis added). SDG&E requested NRC consent to the extent the restructuring of Enova will effect a transfer of control of the SONGS licenses with the scope of 10 CFR 50.80.

2.0  FINANCIAL QUALIFICATIONS

Based on the information provided in SDG&E's December 2, 1996 application, the staff finds that there will be no near-term substantive change in SDG&E's financial ability to contribute appropriately to the operations and decommissioning of the SONGS units as a result of the proposed restructuring. SDG&E also would remain an "electric utility"

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as defined in 10 CFR 50.2, engaged in
the generation, transmission, and distribution of electric energy for wholesale and retail sale, the cost of which is recovered through rates established by the California Public Utility Commission and the Federal Energy Regulatory Commission (FERC). Thus, pursuant to 10 CFR 50.33(f), SDG&E is exempt from further financial qualifications review as an electric utility.

However, in view of the NRC's concern that restructuring can lead to a diminution of assets necessary for the safe operation and decommissioning of a licensee's nuclear power plants, the NRC has sought to obtain commitments from its licensees that initiate restructuring actions not to transfer significant assets from the licensee without notifying the NRC. SDG&E has made such a commitment;

     "SDG&E hereby agrees to provide the Director of Nuclear Reactor Regulation with 60 day prior notice of a transfer (excluding grants of security interests or liens) from SDG&E to its proposed parent or to any other affiliated company of facilities for the production, transmission or distribution of electric energy having a depreciated book value exceeding one percent (1%) of SDG&E's consolidated net utility plant, as recorded on SDG&E's books of account." (SDG&E letter of March 24, 1995)

Notwithstanding SDG&E's commitment regarding the transfer of 1% of SDG&E's consolidated net utility plant, the staff believes such commitment at a 10% threshold as a condition to the NRC's consent to the proposed restructuring, will enable the NRC to ensure that SDG&E will continue to maintain adequate resources to contribute to the safe operation and decommissioning of the SONGS units.

3.0  MANAGEMENT AND TECHNICAL QUALIFICATIONS

SDG&E is a co-owner only licensee for the SONGS units and thus is not involved in the actual operation of the facility, which is exclusively the responsibility of Southern California Edison Company. To the extent relevant to SDG&E's status as a co-owner only licensee, SDG&E's application states that there will be no change in the management and technical qualifications of SDG&E's nuclear organization as a result of the restructuring. The proposed holding company structure retains the utility as a discrete and wholly separate entity that will function in the same fashion as it did prior to restructuring.

Based upon the continuity of SDG&E's nuclear organization and management described above, the staff finds that the proposed restructuring will not adversely affect SDG&E's technical qualifications or the management of its nuclear plants.

4.0  ANTITRUST

Section 105c of the Atomic Energy Act of 1954, as amended (the
Act), requires the Commission to conduct an antitrust review in connection with an application for a license to construct or operate a utilization or production facility under Section 103 of the Act. Here, although Mineral Energy Company may become the second tier parent of SDG&E as a result of the proposed restructuring, and thus may indirectly acquire control of the licenses for the SONGS units held by SDG&E, the application filed by SDG&E does not indicate that mineral Energy Company will be performing activities for which a license is needed. Since approval of the application would not involve the issuance of a license, the procedures under Section 105c do not apply, including the making of any "significant changes" determination. In addition, no changes to the existing antitrust license conditions are being proposed, and no changes will occur as a result of the restructuring of Enova. Accordingly, there are no further antitrust matters that must be considered by the Commission in connection with the SDG&E application.

5.0  FOREIGN OWNERSHIP

Information before the staff indicates that one percent or less of both Enova's and Pacific's voting stock are held by a foreign accounts, and that under the proposed restructuring plan, one percent or less of Mineral Energy Company's stock will be held by foreign accounts following an exchange of Enova and Pacific shares for Mineral shares. The NRC staff does not know or have reason to believe that either Enova or the proposed parent company, Mineral Energy Company, will be owned, controlled, or dominated by any alien, foreign corporation, or foreign government as a result of the proposed restructuring.

6.0  ENVIRONMENTAL CONSIDERATION

Pursuant to 10 CFR 51.21 and 51.35, an environmental assessment and finding of no significant impact was published in the Federal
Register on June 1, 1997 (62 FR 35532).

7.0  CONCLUSIONS

In view of the foregoing, the staff concludes that the proposed restructuring of SDG&E's parent company, Enova, through the proposed combination with Pacific, to form a new holding company, Mineral Energy Company, will not adversely affect SDG&E's financial or technical qualifications with respect to the operation and decommissioning of the SONGS units. Also, there do not appear to be any problematic antitrust or foreign ownership issues requiring further consideration related to the SONGS licenses that would result from the proposed restructuring or the transactions to facilitate such a restructuring. Thus, the proposed restructuring will not affect the qualifications of SDG&Eas a holder of the licenses, and the transfer of control of the licenses to the extent effected by the proposed restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission. Accordingly, it is concluded that the application regarding the proposed restructuring should be approved.

Principal Contribution:   R. Wood
                          M. Davis

Date: August 29, 1997

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